Platinum Group Metals Ltd.

800 – 409 Granville Street

Vancouver BC, Canada

V6C 1T2

Phone: (604) 899-5450

Fax: (604) 484-4710

www.platinumgroupmetals.net

October 17, 2002

Bob Middleton

East West Resource Corporation

402 – 905 West Pender St.

Vancouver BC, V6C 1L6

VIA FACSIMILE: (604) 689-5930

Dear Bob,

Re: Pebble Property Agreement dated March 29, 2000

As you are aware, we are continuing to explore in the Pebble Property area. We have completed the detailed airborne magnetic survey as required under our extension agreement. The survey, interpretation and maps have cost $25,000. We have staked additional claims that add on to the Pebble property or add to the joint position at a cost of $10,000 including senior geologist’s time. In total we have completed $42,823 exploration expenditures towards the $100,000 of required expenditures under the option agreement.

We believe that the source of the recently announced Thread Pebble Pt-Pd-Ni-Co anomaly may be on the overlap claims that we recently staked for the joint venture we are currently in the field prospecting this area. We may have found evidence of an intrusion underneath the diabase but we only have a preliminary report. This work may add slightly to the total expenditures under the agreement but we will be at less than the required $100,000. As you are also aware the mapping and sampling work at Pebble, until now, has shown nothing but diabase. We believe that the property would be best explored for our mutual benefit by continuation of the option agreement.

Therefore we propose that, in consideration of our firm obligation to file sufficient assessment credit on the Pebble Property to maintain the property in good standing for a further year by the due dates (estimated to be approximately $32,000 of assessment work credit), PTM is hereby granted a further extension of time to have completed an aggregate of $100,000 in expenditures to July 31, 2003. This extension will amend the standing agreement referenced above.

Yours truly,

AGREED & ACCEPTED

East West Resource Corporation

R. Michael Jones

_____________________________

President

Bob Middleton

Platinum Group Metals Ltd.

Date:_____________________________